STATEMENT OF INVESTMENTS
Dreyfus Premier International Bond Fund
July 31, 2007 (Unaudited)

Bonds and Notes--95.2%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Argentina--.9%					
Republic of Argentina BONAR,					
Bonds, Ser. VII		7.00	9/12/13	60,000	**55,200**
Belgium--2.4%					
Belgium Kingdom,					
Bonds, Ser. 44	EUR	5.00	3/28/35	30,000 [a]	43,601
Belgium Kingdom,					
Bonds, Ser. 40	EUR	5.50	9/28/17	70,000 [a]	103,614
					147,215
Brazil--2.5%					
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	250,000 [a,b]	**156,615**
Cayman Islands--.2%					
BES Finance,					
Bank Gtd. Notes	EUR	4.50	12/29/49	10,000 [c]	**12,875**
Egypt--1.4%					
Arab Republic of Egypt,					
Unsub. Notes	EGP	8.75	7/18/12	500,000 [d]	**89,162**
France--4.4%					
Dexia Municipal Agency,					
Scd. Notes	JPY	0.80	5/21/12	9,000,000 [a]	73,434
Government of France,					
Bonds	EUR	4.75	4/25/35	140,000 [a]	197,654
					271,088
Germany--2.2%					
Bundesobligation,					
Bonds, Ser. 144	EUR	3.25	4/17/09	100,000 [a]	**134,476**
Greece--1.3%					
Hellenic Republic,					
Unsub. Bonds	EUR	3.70	7/20/15	60,000 [a]	**77,401**
Ireland--6.4%					
DEPFA ACS BANK,					
Covered Public Loans	JPY	0.75	9/22/08	30,000,000 [a]	252,069
GE Capital European Funding,					
Gtd. Notes	EUR	4.15	5/4/11	105,000 [a,c]	143,901
					395,970
Italy--2.2%					
Atlantia,					
Gtd. Notes	EUR	4.59	6/9/11	100,000 [a,c]	**138,045**
Japan--12.4%					
Development Bank of Japan,					
Gov't. Gtd. Bonds	JPY	1.40	6/20/12	8,000,000 [a]	67,462
Development Bank of Japan,					
Gov't. Gtd. Bonds	JPY	1.70	9/20/22	21,000,000 [a]	169,411
Japan Finance for Municipal					
Enterprises, Gov't. Gtd. Bonds	JPY	1.55	2/21/12	6,000,000 [a]	51,095
Japan Finance for Municipal					
Enterprises, Gov't. Gtd. Notes	JPY	1.35	11/26/13	11,000,000 [a]	91,754
Japan Government,					
Bonds, Ser. 244	JPY	1.00	12/20/12	12,000,000 [a]	98,797
Japan Government CPI,					
Bonds,Ser. 10	JPY	1.10	12/10/16	35,000,000 [a]	289,325
					767,844
Mexico--1.2%					
Mexican Bonos,					
Bonds, Ser. MI10	MXN	8.00	12/19/13	860,000 [a]	**79,641**

Netherlands--5.7%					
Netherlands Government,					
Bonds	EUR	4.00	1/15/37	280,000 [a]	**349,636**
South Africa--1.5%					
South Africa,					
Notes		5.88	5/30/22	100,000	**95,625**
Supranational--3.8%					
European Investment Bank,					
Sr. Unscd. Notes	JPY	1.40	6/20/17	28,600,000 [a]	**232,338**
Sweden--5.9%					
Swedish Government,					
Bonds, Ser. 1050	SEK	3.00	7/12/16	200,000 [a]	26,895
Swedish Government,					
Bonds, Ser. 1045	SEK	5.25	3/15/11	2,200,000 [a]	336,045
					362,940
United Kingdom--16.4%					
FCE Bank,					
Notes	EUR	5.16	9/30/09	115,000 [a,c]	152,077
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	10,000	10,276
SABMiller,					
Gtd. Notes		5.66	7/1/09	10,000 [c,d]	10,025
United Kingdom Gilt,					
Bonds	GBP	4.00	3/7/09	120,000 [a]	238,213
United Kingdom Gilt,					
Bonds	GBP	4.25	6/7/32	30,000 [a]	57,215
United Kingdom Gilt,					
Bonds	GBP	4.75	6/7/10	140,000 [a]	278,765
United Kingdom Gilt,					
Bonds	GBP	5.00	9/7/14	135,000 [a]	269,204
					1,015,775
United States--24.4%					
Americredit Prime Automobile					
Receivables, Ser. 2007-1, Cl. A3		5.27	11/8/11	60,000	60,145
BAC Capital Trust XIII,					
Jr. Sub. Notes		5.76	3/15/49	15,000 [c]	14,082
Bear Stearns Commercial Mortgage					
Securities, Ser. 2006-PW14,					
Cl. AAB		5.17	12/11/38	65,000	62,759
Capital Auto Receivables Asset					
Trust, Ser. 2006-2, Cl. B		5.07	12/15/11	20,000	19,865
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	15,000 [d]	14,040
Citigroup,					
Notes	JPY	0.80	10/30/08	2,900,000 [a]	24,317
Coventry Health Care,					
Sr. Unscd. Notes		5.95	3/15/17	15,000	14,318
Crown Castle Towers,					
Ser. 2006-1A, Cl. D		5.77	11/15/36	25,000 [d]	23,896
Delhaize Group,					
Notes		6.50	6/15/17	10,000 [d]	9,717
ERP Operating,					
Notes		5.75	6/15/17	20,000	19,422
First Union-Chase Commercial					
Mortgage, Ser. 1999-C2, Cl. G		5.95	6/15/31	25,000	25,075
General Electrical Capital,					
Sr. Uncd. Notes	JPY	2.00	2/22/17	7,000,000 [a]	59,070
Georgia-Pacific,					
Gtd. Notes		7.00	1/15/15	15,000 [d]	13,875
Goldman Sachs Mortgage Securities					
Corporation II, Ser. 2007-EOP, Cl. L		6.62	3/6/20	25,000 [c,d]	24,750
Government National Mortgage Association I:					
Ser. 2004-23, Cl. B, 2.95%,					
3/16/19				31,217	30,114
Ser. 2006-68, Cl. A, 3.89%,					
7/16/26				24,591	23,876
Ser. 2006-67, Cl. A, 3.95%,					

11/16/30				54,333	52,798
Ser. 2005-76, Cl. A, 3.96%,					
5/16/30				33,701	32,846
Ser. 2005-79, Cl. A, 4.00%,					
10/16/33				30,849	30,173
Ser. 2007-34, Cl. A, 4.27%,					
11/16/26				24,939	24,427
Home Equity Mortgage Trust,					
Ser. 2006-5, Cl. A1		5.50	1/25/37	18,007 [c]	17,662
Host Hotels & Resorts,					
Scd. Notes		6.88	11/1/14	15,000	14,550
KFW,					
Gov't. Gtd. Bonds	JPY	1.75	3/23/10	21,000,000 [a]	179,575
Morgan Stanley Capital I,					
Ser. 2006-IQ12, Cl. A1		5.26	12/15/43	23,019	22,883
NiSource Finance,					
Gtd. Notes		5.93	11/23/09	10,000 [c]	10,008
Republic of Argentina,					
Bonds		5.48	8/3/12	40,000 [c]	28,865
SLM,					
Unscd. Notes, Ser. A		4.50	7/26/10	30,000 [b]	28,073
Sovereign Bancorp,					
Sr. Unscd. Notes		5.59	3/23/10	10,000 [c]	10,002
Stater Brothers Holdings,					
Sr. Notes		7.75	4/15/15	10,000 [d]	9,350
SunTrust Preferred Capital I,					
Bank Gtd. Notes		5.85	12/31/49	10,000 [c]	9,840
TXU Electric Delivery,					
Bonds		5.74	9/16/08	15,000 [c,d]	15,011
Time Warner Cable,					
Sr. Unscd. Notes		5.40	7/2/12	10,000 [d]	9,861
Time Warner,					
Gtd. Notes		5.59	11/13/09	10,000 [c]	10,011
U.S. Treasury Notes:					
4.00%, 2/15/15				305,000	290,846
4.75%, 2/15/10				20,000 [b]	20,098
4.88%, 5/31/09				115,000 [b]	115,584
4.88%, 6/30/12				20,000 [b]	20,238
5.13%, 5/15/16				35,000 [b]	35,842
USAA Auto Owner Trust,					
Ser. 2007-1, Cl. A3		5.43	10/17/11	40,000	40,234
Washington Mutual Bank,					
Notes		5.45	5/1/09	10,000 [c]	10,001
Willis North America,					
Gtd. Notes		6.20	3/28/17	15,000	14,993
Windstream,					
Gtd. Notes		8.13	8/1/13	10,000	10,162
Windstream,					
Gtd. Notes		8.63	8/1/16	5,000	5,088
					1,508,342
Total Bonds and Notes					
(cost $5,801,413)					**5,890,188**

Options--.7%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10-Year Notes,		
September 2007 @ 107.5	300,000	2,484
3-Month USD Libor-BBA, Swaption	400,000	20,085
3-Month USD Libor-BBA, Swaption	460,000	23,067

		Principal Amount ($)	Value ($)
Total Options (cost $38,877)			**45,636**
Short-Term Investments--.2%			
U.S. Treasury Bills;			
4.65%, 9/6/07 (cost $14,930)		15,000 [e]	**14,926**

		Shares	Value ($)
Investment of Cash Collateral for Securities Loaned--6.4%			
Registered Investment Company;			
Dreyfus Institutional Cash			
Advantage Fund (cost $393,139)		393,139 [f]	**393,139**

Total Investments (cost $6,248,359)		**102.5%**	**6,343,889**
Liabilities, Less Cash and Receivables		**(2.5%)**	**(157,611)**
Net Assets		**100.0%**	**6,186,278**

a   Principal amount stated in U.S. Dollars unless otherwise noted.

 BRL--Brazilian Real

 EGP--Egypt

 EUR--Euro

 GBP--British Pound

 JPY--Japanese Yen

 MXN--Mexican Peso

 SEK--Swedish Krona

b   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is $372,047 and the total market value of the collateral held by the fund is $393,139.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $219,687 or 3.6% of net assets.

e   All or partially held by a broker as collateral for open financial futures positions.

f   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Short				
U.S. Treasury 30 Year Bonds	2	(220,125)	September 2007	(2,395)
Financial Futures Long				
U.S. Treasury 2 Year Notes	2	409,875	September 2007	1,870
U.S. Treasury 5 Year Notes	4	421,875	September 2007	5,756
U.S. Treasury 10 Year Notes	1	107,422	September 2007	(143)
Euro Bund 10 Year	4	617,239	September 2007	7,014
				12,102

STATEMENT OF OPTIONS WRITTEN
July 31, 2007 (Unaudited)

		Contracts	Value ($)
Put Options			
U.S. Treasury 10-Year Notes			
August 2007 @ 101 (Premiums received $555)		3	**(47)**